VIVAKOR, INC.

4101 North Thanksgiving Way

Lehi, UT 84043

February 8, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

 Attention: Claudia Rios

Re:	Vivakor, Inc.
Registration Statement on Form S-3 Filed January 10, 2023
File No. 333-269178

Dear Ms. Rios:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Vivakor, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement, as amended, be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on Friday, February 10, 2023, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Vivakor, Inc.

/s/ James Ballengee
James Ballengee
Chief Executive Officer